SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption
Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

PNM RESOURCES, INC.

     PNM Resources, Inc. (“PNM Resources”) hereby files with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”), and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

     PNM Resources is a holding company organized under the laws of the State of New Mexico. Upon the completion of a one-for-one share exchange between Public Service Company of New Mexico, a New Mexico corporation (“PNM”), and PNM Resources on December 31, 2001, PNM Resources became the parent of PNM. PNM is a public utility company as defined under Section 2(a)(5) of the Act. PNM Resources is also the parent of certain non-utility subsidiaries, most of which were formerly owned, directly or indirectly, by PNM, as identified in the table below. PNM Resources has its principal offices at Alvarado Square, Albuquerque, New Mexico 87158.

ACTIVE SUBSIDIARIES

PNM

     PNM Resources owns all of the issued and outstanding voting securities of PNM, a public utility incorporated in 1917 under the laws of the State of New Mexico with principal offices at Alvarado Square, Albuquerque, New Mexico 87158. PNM is a public utility primarily engaged in the generation, transmission, distribution and sale of electricity and the transmission, distribution and sale of natural gas.

     The total population of the area served by one or more of PNM’s utility services is estimated to be approximately 1.3 million, of which some 57% live in the greater Albuquerque area.

Avistar

     PNM Resources owns all of the issued and outstanding voting securities of Avistar, Inc., a New Mexico corporation (“Avistar”). Avistar’s principal offices are at 2401 Aztec Road N.E., Albuquerque, New Mexico, 87107. Avistar is primarily engaged in the investigation and development of technologies that prove viable in the enhancement of energy and utility related services. Avistar has an investment in Nth Power Technologies, a venture capital firm focused on high growth opportunities arising from restructuring of the global energy marketplace. Nth Power Technologies has invested in a broad range of companies that include distributed generation and storage, communications, control and information technology, end-use products, power quality, transmission and distribution automation, and outsourcing and business services.

EIP Refunding Corporation

     On February 24, 2003, PNM Resources acquired 100% of the outstanding common stock of EIP Refunding Corporation for $1,000. EIP Refunding Corporation is a special purpose corporation authorized to hold notes receivable from two trusts and issue publicly traded bonds in a corresponding amount. PNM Resources acquired EIP Refunding Corporation to effectuate the retirement of the EIP Secured Facility Bonds. The New Mexico Public Regulation Commission authorized the acquisition of the remaining lessor note held by EIP Refunding Corporation on February 10, 2004. PNM intends to acquire this note and liquidate EIP Refunding Corporation by June 30, 2004.

INACTIVE SUBSIDIARIES

Direct and Indirect Subsidiaries
Related to PNM’s Previous Diversification Efforts

PLACE OF
INCORPORATION OR
NAME	ORGANIZATION	ADDITIONAL INFORMATION
Meadows Resources, Inc. (Meadows)	New Mexico	Wholly-owned subsidiary of PNM; formerly developed and conducted activities unrelated to utility operations.
Bellamah Associates Ltd. (BAL)	New Mexico	Subsidiary of Meadows. Limited Partnership with BIL. General partnership with BCD, BHL, and Meadows.
Bellamah Community Development (BCD)	New Mexico	Subsidiary of Meadows. A general partnership among BAL, BHL, and Meadows.
Bellamah Holding Company (BHC)	New Mexico	Subsidiary of Meadows. Limited partnership with BIL.
Bellamah Holding Ltd. (BHL)	New Mexico	Subsidiary of Meadows. General partnership with BAL, BCD, and Meadows.
Bellamah Investors Ltd. (BIL)	New Mexico	Subsidiary of Meadows. Limited Partnership with BAL and BHC.
Republic Holding Company (RHC)	Delaware	Subsidiary of Meadows.
Sunbelt Mining Company, Inc.	New Mexico	Wholly-owned subsidiary of PNM Resources; formerly, among other things, acquired, developed, and marketed coal.

Direct Subsidiaries
Related to PNM’s Previous Gas Gathering and Processing Businesses

PLACE OF
	INCORPORATION OR	ADDITIONAL INFORMATION
NAME	ORGANIZATION	(IF NEEDED)
Sunterra Gas Gathering Company	New Mexico	Subsidiary of PNM Resources. Primary activities, prior to the June 30, 1995 closing date on which gas gathering and processing assets were sold, were to gather and deliver natural gas to interstate and intrastate pipelines and to sell natural gas to PNM Gas Services.
Sunterra Gas Processing Company	New Mexico	Subsidiary of PNM Resources. Primary activity, prior to the June 30, 1995 closing date on which gas gathering and processing assets were sold, was to process natural gas.

Direct Subsidiary
Related to Restructuring

PLACE OF
	INCORPORATION OR	ADDITIONAL INFORMATION
NAME	ORGANIZATION	(IF NEEDED)
PNM Electric and Gas Services	New Mexico	Shell subsidiary of PNM Resources formed with an initial equity capital of $1000; created as part of PNM’s plan to comply with the New Mexico Electric Utility Industry Restructuring Act of 1999.

Miscellaneous Inactive Subsidiaries

PLACE OF
	INCORPORATION OR	ADDITIONAL INFORMATION
NAME	ORGANIZATION	(IF NEEDED)
AMDAX.com	Nevada	25% owned by Avistar.
Gas Company of New Mexico	New Mexico	Subsidiary of Sunbelt to preserve the name “Gas Company of New Mexico.”

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     PNM Resources does not own directly any utility properties or perform any utility operations. PNM Resources’ operating subsidiary is PNM and is described in detail below.

     PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque, Santa Fe, Rio Rancho, Las Vegas, Belen and Bernalillo. PNM also provides retail electric service to Deming in southwestern New Mexico and to Clayton in northeastern New Mexico. As of December 31, 2003, PNM served approximately 401,608 retail electric customers, the largest of which accounted for approximately 8.1% of PNM’s total retail electric revenues for the year ended December 31, 2003.

     PNM owns or leases and operates facilities for the generation and transmission of electric energy. PNM’s transmission facilities consist primarily of 345 kV, 230 kV and 115 kV transmission lines extending through much of the State of New Mexico. PNM also owns partial interests in certain 500 kV and 345 kV transmission lines in the State of Arizona. PNM owns or leases interests in electric generation plants representing a total PNM net generation capacity of 1,742 MW. The facilities comprising such interests in generation include: a nuclear plant, Palo Verde Nuclear Generating Station, located in Arizona; two coal-fired plants, San Juan Generating Station and Four Corners Power Plant, located in northwest New Mexico; two gas/oil-fired plants, Las Vegas, located in Las Vegas, New Mexico, and Reeves, located in Albuquerque, New Mexico; and two gas-fired peaking plants, Lordsburg Generating Station, in Lordsburg, New Mexico and Afton Generating Station, located near Las Cruces, New Mexico. PNM also has approximately 132 MW of additional unit contingent peaking capacity through a 20-year power purchase agreement with Delta-Person Limited Partnership, owner of a gas turbine generating unit near Albuquerque, New Mexico. In 2002, PNM entered into an agreement with FPL Energy, LLC (“FPL”) a subsidiary of FPL Group, Inc., to develop a 200 MW wind generation facility in New Mexico (the “New Mexico Wind Energy Center” or

“NMWE”). PNM began receiving commercial power from the project in June 2003 under a contract with FPL to purchase all of the power output generated by the NMWE for 25 years. This brings PNM’s total net generating capacity, consisting of both internal and external contracted capacity, to 2,074 MW.

     In addition to generation capacity, PNM purchases power in the wholesale market. PNM has two power purchase agreements with Southwestern Public Service Company: a long-term power purchase agreement (which expires in May, 2011) under which PNM presently receives 150 MW of interruptible power, and an intermediate-term agreement (through December 2005) under which PNM receives 72 MW of firm power. PNM also has a long-term power purchase agreement (through June 2010) with Tri-State Generation and Transmission Association, Inc., under which PNM receives 50 MW of firm power. Additionally, PNM has 70 MW of contingent capacity it obtains from El Paso Electric Company (“EPE”) under a transmission-capacity-for-generation-capacity trade arrangement that runs through September 2004. Beginning in October 2004 and continuing through June 2005, the contingent capacity amount under the EPE trade arrangement will be reduced to 39 MW.

     As of December 31, 2003, PNM owned, jointly owned or leased approximately 2,902 circuit miles of electric transmission lines, located in New Mexico and Arizona. Included in this total is approximately 165 miles of 500 kV transmission lines associated with PNM’s interest in Palo Verde. PNM also owns approximately 4,292 miles of overhead distribution lines, 4,120 miles of underground distribution lines, and 240 energized and de-energized transformers within switching stations and substations, all located in New Mexico.

     PNM distributes natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe, and serves approximately 460,818 natural gas customers, as of December 31, 2003. The Albuquerque metropolitan area accounts for approximately 43% of the total sales-service customers. PNM obtains its supply of natural gas primarily from sources within New Mexico pursuant to contracts with producers and marketers. These contracts are generally sufficient to meet PNM’s peak-day demand. PNM provides distribution service within certain cities that depend on El Paso Natural Gas Company or Transwestern Pipeline Company for transportation of the gas supplies. Because these cities are not directly connected to PNM transmission facilities, gas transported by these companies is the sole supply source for those cities.

     PNM’s natural gas properties, as of December 31, 2003, consisted primarily of natural gas storage, transmission and distribution systems. Provisions for storage made by PNM include ownership and operation of an underground storage facility located near Albuquerque, New Mexico. The transmission systems consisted of approximately 1,600 miles of pipe with appurtenant compression facilities. The distribution systems consisted of approximately 11,600 miles of pipe.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a)	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

Units Sold
Electric Energy	11,847,776,000 kWh (Wholesale)
7,378,830,000 kWh (Retail)
Natural or Manufactured Gas	92,121,188 Mcf

b)	Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

Units Sold
Electric Energy	0 kWh
Natural or Manufactured Gas	0 Mcf

c)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Units Sold
Electric Energy	7,674,301,000 kWh (Wholesale only)
Natural or Manufactured Gas	23,772 Mcf

d)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Units Purchased
Electric Energy	5,553,107,000 kWh (Wholesale only)
Natural or Manufactured Gas	8,345,929 Mcf

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

N/A. The claimant holds no interest, directly or indirectly, in an EWG or a foreign utility company.

b)	Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

N/A

c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

N/A

d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

N/A

e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

N/A

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

PNM RESOURCES AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS
Year Ended December 31, 2003

	PNM	PNM		SUNBELT	PARAGON
	RESOURCES	CONSOLIDATED	AVISTAR	MINING	RESOURCES
	(In thousands)
Operating Revenues:
Electric	$—	$1,097,136	$—	$—	$—
Gas	—	358,267	—	—	—
Non-Utility	191	—	120	—	—

Total operating revenues	191	1,455,403	120	—	—

Operating Expenses:
Cost of energy sold	—	802,711	20	—	—
Administrative and general	19,480	160,200	2,925	—	—
Energy production costs	—	140,584	—	—	—
Depreciation and amortization	1,728	113,921	—	—	—
Transmission and distribution costs	—	61,169	—	—	—
Taxes, other than income taxes	1,566	29,670	74	—	—
Income taxes	(8,981)	28,262	(1,156)	—	—

Total operating expenses	13,793	1,336,517	1,863	—	—

Operating income (Loss)	(13,602)	118,886	(1,743)	—	—

Other Income and Deductions:
Equity in earnings from subsidiaries	94,105	—	—	—	—
Other	22,785	9,130	(286)	—	—
Income tax benefit (expense)	(7,530)	(2,328)	113	—	—

Net other income and deductions	109,360	6,802	(173)	—	—

Income (loss) before interest charges	95,758	125,688	(1,916)	—	—

Interest Charges:
Interest on long-term debt	416	59,013	—	—	—
Other interest charges	169	6,697	21	—	—

Net interest charges	585	65,710	21	—	—

Preferred Stock Dividend Requirements	—	586	—	—	—

Net Earnings Before Cumulative Effect of a Change in Accounting Principle	95,173	59,392	(1,937)	—	—

Cumulative Effect of a Change in Accounting Principles, Net of Tax of $23,999	—	36,621	—	—	—

Net Earnings (Loss) Applicable to Common Stock	95,173	96,013	(1,937)	—	—
Retained earnings at beginning of year	29,263	256,157	(20,793)	(18,299)	(1,527)
Common stock dividends	(36,755)	—	—	—	—
Dividends to parent	—	(49,581)	—	—	1,527

Retained Earnings At End of Year	$87,681	$302,589	$(22,730)	$(18,299)	$—

PNM RESOURCES AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS (Continued)
Year Ended December 31, 2003

	SUNTERRA GAS	SUNTERRA GAS		PNM RESOURCES
	GATHERING	PROCESSING	ELIMINATIONS	CONSOLIDATED
	(In thousands)
Operating Revenues:
Electric	$—	$—	$—	$1,097,136
Gas	—	—	—	358,267
Non-Utility	—	—	—	311

Total operating revenues	—	—	—	1,455,714

Operating Expenses:
Cost of energy sold	—	—	—	802,731
Administrative and general	—	—	(23,899)	158,706
Energy production costs	—	—	—	140,584
Depreciation and amortization	—	—	—	115,649
Transmission and distribution costs	—	—	(1,099)	60,070
Taxes, other than income taxes	—	—	—	31,310
Income taxes	—	—	9,947	28,072

Total operating expenses	—	—	(15,051)	1,337,122

Operating income (Loss)	—	—	15,051	118,592

Other Income and Deductions:
Equity in earnings from subsidiaries	—	—	(94,105)	—
Other	48	—	(25,125)	6,552
Income tax benefit (expense)	(19)	—	9,947	183

Net other income and deductions	29	—	(109,283)	6,735

Income (loss) before interest charges	29	—	(94,232)	125,327

Interest Charges:
Interest on long-term debt	—	—	—	59,429
Other interest charges	—	—	(127)	6,760

Net interest charges	—	—	(127)	66,189

Preferred Stock Dividend Requirements	—	—	—	586

Net Earnings Before Cumulative Effect of a Change in Accounting Principle	29	—	(94,105)	58,552

Cumulative Effect of a Change in Accounting Principles, Net of Tax of $23,999	—	—	—	36,621

Net Earnings Applicable to Common Stock	29	—	(94,105)	95,173
Retained earnings at beginning of year	1,923	1,086	196,841	444,651
Common stock dividends	—	—	—	(36,755)
Dividends to parent	—		48,054	—

Retained Earnings At End of Year	$1,952	$1,086	$150,790	$503,069

PNM RESOURCES AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
ASSETS
As of December 31, 2003

	PNM	PNM		SUNBELT	PARAGON
	RESOURCES	CONSOLIDATED	AVISTAR	MINING	RESOURCES
	(In thousands)
Utility Plant, at original cost except PVNGS:
Electric plant in service	$—	$2,419,162	$—	$—	$—
Gas plant in service	—	630,949	—	—	—
Common plant in service and plant held for future use	37,738	10,997	—	—	—

	37,738	3,061,108	—	—	—
Less accumulated depreciation and amortization	8,394	1,055,251	—	—	—
Construction work in progress	12,977	120,340	—	—	—
Nuclear fuel, net of accumulated amortization of $15,995	—	25,917	—	—	—

Net utility plant	42,321	2,152,114	—	—	—

Other Property and Investments:
Investment in Subsidiaries	1,047,933	—		—	—
Other investments	21,183	421,612	1,817	—	—
Non-utility property, net of accumulated depreciation of $1,755	489	966	—	—	—

Total other property and investments	1,069,605	422,578	1,817	—	—

Current Assets:
Cash and cash equivalents	845	11,607	(94)	318	—
Accounts receivable, net of allowance for uncollectible accounts of $9,284	—	68,258	—	—	—
Unbilled revenues	—	82,899	—	—	—
Intercompany	54,094	—	(652)	704	—
Other receivables	1,127	45,814	80	21	—
Inventories	8	40,791	—	—	—
Regulatory assets	—	15,436	—	—	—
Short-term investments	—	—	—	—	—
Other current assets	10,746	28,089	—	—	—

Total current assets	66,820	292,894	(666)	1,043	—

Deferred charges:
Regulatory assets	—	215,416	—	—	—
Prepaid pension cost	—	85,782	—	—	—
Other deferred charges	438	130,520	8	—	—

Total deferred charges	438	431,718	8	—	—

	$1,179,184	$3,299,304	$1,159	$1,043	$—

PNM RESOURCES AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
ASSETS (Continued)
As of December 31, 2003

	SUNTERRA GAS	SUNTERRA GAS		PNM RESOURCES
	GATHERING	PROCESSING	ELIMINATIONS	CONSOLIDATED
	(In thousands)
Utility Plant, at original cost except PVNGS:
Electric plant in service	$—	$—	$—	$2,419,162
Gas plant in service	—	—	—	630,949
Common plant in service and plant held for future use	—	—	—	48,735

	—	—	—	3,098,846
Less accumulated depreciation and amortization	—	—	—	1,063,645
Construction work in progress	—	—	—	133,317
Nuclear fuel, net of accumulated amortization of $15,995	—	—	—	25,917

Net utility plant	—	—	—	2,194,435

Other Property and Investments:
Investment in Subsidiaries	—	—	(1,047,933)	—
Other investments	—	—	—	444,612
Non-utility property, net of accumulated depreciation of $1,755	—	—	—	1,455

Total other property and investments	—	—	(1,047,933)	446,067

Current Assets:
Cash and cash equivalents	8	10	—	12,694
Accounts receivable, net of allowance for uncollectible accounts of $9,284	—	—	—	68,258
Unbilled revenues	—	—	—	82,899
Intercompany	22	—	(54,168)	—
Other receivables	—	—	—	47,042
Inventories	—	—	—	40,799
Regulatory assets	—	—	—	15,436
Short-term investments	—	—	—	—
Other current assets	—	—	—	38,835

Total current assets	30	10	(54,168)	305,963

Deferred charges:
Regulatory assets	—	—	—	215,416
Prepaid pension cost	—	—	—	85,782
Other deferred charges	—	—	—	130,966

Total deferred charges	—	—	—	432,164

	$30	$10	$(1,102,101)	$3,378,629

PNM RESOURCES AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
CAPITALIZATION AND LIABILITIES
As of December 31, 2003

	PNM	PNM		SUNBELT	PARAGON
	RESOURCES	CONSOLIDATED	AVISTAR	MINING	RESOURCES
	(In thousands)
Capitalization:
Common stock equity:
Common stock outstanding - 39,747 shares	$1,033,694	$195,589	$—	$—	$—
Additional paid-in capital	—	556,608	22,001	18,527	—
Accumulated other comprehensive income, net of tax	—	(73,487)	—	—	—
Retained earnings	87,681	302,589	(22,730)	(18,299)	—

Total common stock equity	1,121,375	981,299	(729)	228	—
Cumulative preferred stock without mandatory redemption requirements	—	12,800	—	—	—
Long-term debt, less current maturities	—	987,210	—	—	—

Total capitalization	1,121,375	1,981,309	(729)	228	—

Current Liabilities:
Short-term debt	718	124,900	2,850	—	—
Accounts payable	7,675	78,313	187	—	—
Intercompany accounts payable	1,049	73,571	2	—	—
Accrued interest and taxes	15,927	8,879	(2,144)	815	—
Other current liabilities	26,124	83,823	84	—	—

Total current liabilities	51,493	369,486	979	815	—

Deferred Credits:
Accumulated deferred income taxes	3,419	246,282	397	—	—
Accumulated deferred investment tax credits	—	38,462	—	—	—
Regulatory liabilities	—	316,384	—	—	—
Asset retirement obligation	—	46,416	—	—	—
Minimum pension liability	—	128,825
Accrued postretirement benefits cost	—	20,638	—	—	—
Other deferred credits	2,897	151,502	512	—	—

Total deferred credits	6,316	948,509	909	—	—

Commitments and Contingencies	—	—	—	—	—

	$1,179,184	$3,299,304	$1,159	$1,043	$—

PNM RESOURCES AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
CAPITALIZATION AND LIABILITIES (Continued)
As of December 31, 2003

	SUNTERRA GAS	SUNTERRA GAS		PNM RESOURCES
	GATHERING	PROCESSING	ELIMINATIONS	CONSOLIDATED
	(In thousands)
Capitalization:
Common stock equity:
Common stock outstanding - 39,747 shares	$—	$—	$(581,561)	$647,722
Additional paid-in capital	(1,922)	(1,076)	(594,138)	—
Accumulated other comprehensive income, net of tax	—	—	—	(73,487)
Retained earnings	1,952	1,086	150,790	503,069

Total common stock equity	30	10	(1,024,909)	1,077,304
Cumulative preferred stock without mandatory redemption requirements	—	—	—	12,800
Long-term debt, less current maturities	—	—	—	987,210

Total capitalization	30	10	(1,024,909)	2,077,314

Current Liabilities:
Short-term debt	—	—	(2,550)	125,918
Accounts payable	—	—	(20)	86,155
Intercompany accounts payable	—	—	(74,622)	—
Accrued interest and taxes	—	—	—	23,477
Other current liabilities	—	—	—	110,031

Total current liabilities	—	—	(77,192)	345,581

Deferred Credits:
Accumulated deferred income taxes	—	—	—	250,098
Accumulated deferred investment tax credits	—	—	—	38,462
Regulatory liabilities	—	—	—	316,384
Asset retirement obligation	—	—	—	46,416
Minimum pension liability	—	—	—	128,825
Accrued postretirement benefits cost	—	—	—	20,638
Other deferred credits	—	—	—	154,911

Total deferred charges	—	—	—	955,734

Commitments and Contingencies	—	—	—	—

	$30	$10	$(1,102,101)	$3,378,629

EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          N/A

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

PNM RESOURCES, INC.

By:	/s/ Patrick T. Ortiz

Patrick T. Ortiz Senior Vice President, General Counsel and Secretary

CORPORATE SEAL
Attest:

/s/ Jim Acosta

Jim Acosta, Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Patrick T. Ortiz, Senior Vice President, General Counsel and Secretary

(Name)	(Title)

PNM, Alvarado Square, Albuquerque, NM 87158

(Address)